March 17, 2026

M. Andrew Franklin
Chief Executive Officer and President
Wheeler Real Estate Investment Trust, Inc.
2529 Virginia Beach Blvd.
Virginia Beach, VA 23452

       Re: Wheeler Real Estate Investment Trust, Inc.
           Registration Statement on Form S-11
           Filed March 12, 2026
           File No. 333-294263
Dear M. Andrew Franklin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    Daniel P. Raglan, Esq.